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                                    EXHIBIT 99.8

                                      ADDENDUM
                                         TO
                              STOCK ISSUANCE AGREEMENT


       The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Issuance Agreement dated _________________ (the "Issuance Agreement") by and between GraphOn Corporation (the "Corporation") and ______________________________ ("Participant") evidencing the shares of Common Stock purchased on such date by Participant pursuant to the shares granted to him or her under the Corporation's 1998 Stock Option/Stock Issuance Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to such terms in the Issuance Agreement.

                         INVOLUNTARY TERMINATION FOLLOWING
                               CORPORATE TRANSACTION

       1. To the extent the Repurchase Right is assigned to the successor corporation (or parent thereof) in connection with a Corporate Transaction, no accelerated vesting of the Purchased Shares shall occur upon such Corporate Transaction, and the Repurchase Right shall continue to remain in full force and effect in accordance with the provisions of the Issuance Agreement. Participant shall, over his or her period of Service following the Corporate Transaction, continue to vest in the Purchased Shares in one or more installments in accordance with the provisions of the Issuance Agreement. However, upon an Involuntary Termination of Participant's Service within eighteen (18) months following the Corporate Transaction, the Repurchase Right shall terminate automatically and all the Purchased Shares shall immediately vest in full.

       2. For purposes of this Addendum, the following definitions shall be in effect:

              An INVOLUNTARY TERMINATION shall mean the termination of Participant's Service by reason of:

              a. Participant's involuntary dismissal or discharge by the Corporation for reasons other than for Misconduct, or

              b. Participant's voluntary resignation following (A) a change in his or her position with the Corporation (or Parent or Subsidiary employing Participant) which materially reduces his or her level of responsibility, (B) a reduction in Participant's level of compensation (including base salary, fringe benefits and target bonuses under any corporate-performance based incentive programs) by more than fifteen percent (15%) or (C) a relocation of Participant's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without Participant's consent.

              MISCONDUCT shall include the termination of Participant's Service by reason or Participant's commission of any act of fraud, embezzlement or dishonesty, any unauthorized use or disclosure by Participant of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by Participant adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of the Participant or any other individual in the Service of the Corporation (or any Parent or Subsidiary).

       IN WITNESS WHEREOF, GraphOn Corporation has caused this Addendum to be executed by its duly-authorized officer as of the Effective Date specified below.




                                            GRAPHON CORPORATION

                                            By: _______________________________


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                                            Title: ____________________________


EFFECTIVE DATE: __________________, 199__